03005216

January 29, 2003

Act 33
Section 3(a)(10)
Rule
Public Availability 1-29-03

No Act
P.E. 1-28-03

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

PROCESSED
FEB 05 2003
THOMSON FINANCIAL

Re: Constellation Brands, Inc. ("Constellation")
Incoming letter dated January 28, 2003

Based on the facts presented, the Division will not recommend enforcement action to the Commission if Constellation, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act of 1933 ("Securities Act") is available, issues shares of its class A common stock ("Constellation Shares") to the holders of the ordinary shares of BRL Hardy Ltd. ("BRL Hardy Shares") pursuant to the Scheme of Arrangement, each as described in your letter, without registration under the Securities Act. In reaching this position, we have noted that:

- the Supreme Court of South Australia ("the Court") will conduct a hearing on the fairness of the Scheme of Arrangement to the holders of BRL Hardy Shares;

- the Court will approve the fairness of the terms and conditions of the Scheme of Arrangement to the holders of BRL Hardy Shares before issuance of the Constellation Shares pursuant to the Scheme of Arrangement;

- all prospective recipients of the Constellation Shares under the Scheme of Arrangement will receive notice of the hearing regarding the Scheme of Arrangement and will have the opportunity to be heard at the hearing; and

- Constellation will advise the Court before the hearing that, if the Court approves the terms and conditions of the Scheme of Arrangement, its sanctioning of the Scheme of Arrangement will constitute the basis for the issuance of the Constellation Shares under the Scheme of Arrangement without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

The Division is of the view that the Constellation Shares received pursuant to the Scheme of Arrangement will not be "restricted securities" within the meaning of Securities Act Rule 144(a)(3). Further, the Division is of the view that recipients of the Constellation Shares may resell these securities as follows:

(1) Persons who are not affiliates of Constellation or BRL Hardy before completion of the Scheme of Arrangement, and who are not affiliates of Constellation after completion of the Scheme of Arrangement, may resell the Constellation Shares they receive under the Scheme of Arrangement without regard to Securities Act Rule 144

or 145(c) and (d).

(2) Persons who are affiliates of Constellation or BRL Hardy before completion of the Scheme of Arrangement, but who are not affiliates of Constellation after completion of the Scheme of Arrangement, may resell the Constellation Shares they receive under the Scheme of Arrangement in accordance with Securities Act Rule 145(d)(1), (d)(2) or (d)(3). However, when computing the holding period of the Section 3(a)(10) securities for purposes of Rule 145(d)(2) or (d)(3), such persons may not "tack" the holding period of the securities exchanged for the Section 3(a)(10) securities in the Section 3(a)(10) exempt transaction.

(3) Persons who are affiliates of Constellation or BRL Hardy before completion of the Scheme of Arrangement and are affiliates of Constellation after completion of the Scheme of Arrangement may resell the Constellation Shares they receive under the Scheme of Arrangement in the manner permitted by Securities Act Rule 145(d)(1).

These positions are based upon the representations made in your letter to the Division. Any different facts or conditions might require a different conclusion. Moreover, regarding whether the Section 3(a)(10) exemption from registration is available for the Constellation Shares to be issued under the Scheme of Arrangement, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Elliot B. Staffin
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2003

Paul S. Scrivano, Esq.
McDermott, Will & Emery
50 Rockefeller Plaza
New York, New York 10020-1605

Re: Constellation Brands, Inc.

Dear Mr. Scrivano:

In regard to your letter of January 28, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

A Partnership Including
Professional Corporations
50 Rockefeller Plaza
New York, NY 10020-1605
212-547-5400
Facsimile 212-547-5444
http://www.mwe.com

Boston
Chicago
London
Los Angeles
Miami
Moscow
Newport Beach
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Vilnius
Washington, D.C.

McDermott, Will & Emery

January 28, 2003

Paul M. Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>Constellation Brands, Inc./BRL Hardy Limited</u>
<u>Section 3(a)(10); Rule 144; Rule 145</u>

Ladies and Gentlemen:

We are acting as United States counsel to Constellation Brands, Inc., a Delaware corporation ("Constellation") in connection with Constellation's acquisition of BRL Hardy Limited, a corporation organized under the laws of Australia ("BRL Hardy"), as described in detail in this letter. On behalf of Constellation, we respectfully request the written advice of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") that, based upon the facts and circumstances described herein, it will not recommend any enforcement action to the Commission if Constellation issues shares of its class A common stock, par value $0.01 per share (the "Constellation Shares"), as consideration for the acquisition of all of the publicly held ordinary shares ("BRL Hardy Shares") of BRL Hardy, pursuant to the Scheme of Arrangement (as defined below) described below, without registration of the Constellation Shares under the United States Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption contained in Section 3(a)(10) of the Securities Act after the hearing of the Supreme Court of South Australia (the "Court") to approve the Scheme of Arrangement.

In addition, we request the written advice of the Staff that (i) the Constellation Shares received in the Scheme of Arrangement will not be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and (ii) the Constellation Shares received in the Scheme of Arrangement may be resold in accordance with the limitations set forth in this letter.

I. Background

A. The Parties

Constellation is engaged in the production and marketing of beverage alcohol brands in North America and the United Kingdom, with a broad portfolio of wines, spirits and imported beers. Constellation is a leading supplier of these products in the United States, and both a major producer and independent drinks wholesaler in the United Kingdom. Constellation Shares and shares of Constellation's class B common stock, par value $0.01 per share, are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are listed on The New York Stock Exchange (the "NYSE").

BRL Hardy is engaged in the production, marketing and sale of wine, spirits and other grape products in Australia, the United Kingdom, mainland Europe, North America and New Zealand. Its key products are bottled and cask wine sold under a range of local and global brands. BRL Hardy Shares are traded on the Australian Stock Exchange (the "ASX"). None of the BRL Hardy Shares are listed on a U.S. exchange, quoted through the National Association of Securities Dealers Automated Quotation System, traded in the United States in the form of American Depositary Receipts, or registered under the Securities Act or the Exchange Act.[1] BRL Hardy does not have any other class or series of ordinary shares outstanding.

B. Proposed Transaction

Constellation and BRL Hardy have entered into an Implementation Deed dated as of January 17, 2003, between Constellation and BRL Hardy (the "Implementation Deed"), which provides, among other things, that pursuant to (i) a scheme of arrangement in respect of the BRL Hardy Shares (the "Scheme of Arrangement"), each BRL Hardy Share shall be exchanged for (a) cash, (b) a certain number of Constellation Shares or (c) any combination of cash and Constellation Shares and (ii) a scheme of arrangement in respect of each option to subscribe for a BRL Hardy Share ("BRL Hardy Options"), each BRL Hardy Option shall be cancelled in consideration for cash.[2] The maximum amount of Constellation Shares that may be issued in exchange for BRL Hardy Shares pursuant to the Implementation Agreement will be approximately 15 million shares (equal to approximately 30% of the value of the aggregate transaction consideration payable by Constellation to holders of the BRL Hardy Shares, depending on the date of consummation of the Scheme of Arrangement). Depending on the elections made by holders of BRL Hardy Shares, Constellation Shares may represent a percentage significantly smaller than 30%, and cash may represent a correspondingly greater percentage, of the aggregate transaction consideration.

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[1] We believe that less than 1% of the outstanding BRL Hardy Shares were traded on the over-the-counter market ("pink sheets") in the United States during 2002.

[2] We understand that the scope of this no-action letter relates solely to the Scheme of Arrangement pertaining to the BRL Hardy Shares and does not relate to the scheme of arrangement in respect of BRL Hardy Options.

Constellation Shares to be offered under the Scheme of Arrangement will be the same in all respects as the currently outstanding Constellation Shares. It is proposed that Constellation Shares will be listed on the ASX as CHESS Depositary Interests ("CDIs").[3]

II. Description of the Scheme of Arrangement

A. Introduction

The Scheme of Arrangement by which the exchange of the publicly held BRL Hardy Shares will be accomplished must be effected in accordance with Section 411 of the Australian Corporations Act 2001 (Commonwealth) (the "Corporations Act") and sanctioned by the Court. Section 411 of the Corporations Act is based on, and similar in all material respects to, Section 425 of the Companies Act of 1985 of England and Wales (the "UK Companies Act"). The Scheme of Arrangement is more fully described in the attached opinion of Clayton Utz, Australian counsel to Constellation.

The opinion of Clayton Utz confirms that:

(i) The Court will hold a hearing on the summons seeking approval of the Scheme of Arrangement;

(ii) All persons to whom it is proposed to issue Constellation Shares will receive notification of, and have an opportunity to be heard at, such hearing;

(iii) The Court will approve the fairness of the terms and conditions of the Scheme of Arrangement before any Constellation Shares are issued under the Scheme of Arrangement; and

(iv) The Court will be advised prior to the hearing that if the terms and conditions of the Scheme of Arrangement are approved Constellation Shares will not be required to be registered under the Securities Act by virtue of the Court's approval.

[3] CDIs are used to facilitate the trading of non-Australian companies on the ASX, where only electronic settlement of trades takes place. CDIs represent beneficial interests in Constellation Shares that are held by CHESS Depositary Nominees Pty Ltd, a wholly owned subsidiary of the ASX ("CDN"), on trust for the holder of the CDI. The CDIs are not separate securities of Constellation. The main difference between holding CDIs and Constellation Shares is that the holder of CDIs has beneficial ownership of, but not legal title to, the underlying Constellation Shares. Legal title to Constellation Shares underlying CDIs is held by CDN, on trust for the holder of the CDI. It is currently contemplated that ten CDIs would represent beneficial ownership in one Constellation Share. At any time, a holder of CDIs may convert such CDIs into the corresponding number of Constellation Shares by causing such Constellation Shares to be transferred from CDN into the name of the holder. Conversely, a holder of Constellation Shares may convert such Constellation Shares into the corresponding number of CDIs by transferring their Constellation Shares to CDN and causing a holding of the CDIs to be created in the holder's name.

The following description of the Scheme of Arrangement and Section 411 of the Corporations Act is based on discussions with the law firm of Clayton Utz, and upon the opinion of said firm relating to the Scheme of Arrangement and Section 411 of the Corporations Act.

B. The Scheme of Arrangement

1. Presentation of the First Summons to the Court

Constellation will present an initial summons (the "First Summons") to the Court and request that the Court convene a meeting of holders of BRL Hardy Shares (including holders in the United States) to consider and vote on the proposed Scheme of Arrangement (the "Meeting").[4] The Meeting will usually be convened to take place in Australia but shareholders (including United States holders) may vote on the resolution by proxy. A copy of the notice of Meeting, the Scheme of Arrangement and the disclosure document to be sent to all holders of BRL Hardy Shares (including holders in the United States) (the "Scheme Booklet") would be attached to the First Summons. The Scheme Booklet would include an explanatory statement (the "Explanatory Statement") that (i) provides information on the businesses of Constellation and BRL Hardy and a description of Constellation Shares, (ii) informs holders of BRL Hardy Shares of the background to and reasons for the proposed Scheme of Arrangement, and (iii) describes the approvals required and conditions to be satisfied for the Scheme of Arrangement to become effective. The Scheme Booklet would also contain (i) a report from an independent expert retained by the Board of Directors of BRL Hardy and opining as to whether or not the Scheme of Arrangement is in the best interests of BRL Hardy shareholders and (ii) appropriate proxy forms.

The Court will hold a hearing on the First Summons (the "First Court Hearing") at which BRL Hardy and the Australian Securities and Investments Commission ("ASIC") will be represented. The Court will convene the Meeting provided that the Court is satisfied that (i) ASIC has been given sufficient notice of the Court hearing and has had a reasonable opportunity to examine the terms of the Scheme of Arrangement and the contents of the Scheme Booklet and to make submissions to the Court on those documents and (ii) the proposal is not of such a nature that the Court would not approve it at the Second Court Hearing (as defined below).

During the First Court Hearing, the Court would be advised that if it approves the Scheme of Arrangement at the Second Court Hearing, such approval would be relied upon by Constellation for the purpose of qualifying for an exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act with respect to the issuance of Constellation Shares.

2. Instructions to Shareholders in the Explanatory Statement

[4] There will be only one shareholder meeting in respect of the ordinary shares of BRL Hardy because the BRL Hardy Shares are the only class of ordinary shares outstanding.

The Explanatory Statement will instruct holders of BRL Hardy Shares that the Meeting has been convened so that they may consider whether to approve the Scheme of Arrangement. Pursuant to the provisions of Section 411 of the Corporations Act and subject to the satisfaction of certain other conditions, the Scheme of Arrangement will not become effective and binding unless and until (i) the Scheme of Arrangement is approved by (A) a majority in number of BRL Hardy shareholders present and voting in person or by proxy at the Meeting, and (B) 75% of the votes cast on the resolution in person or by proxy by BRL Hardy shareholders at the Meeting and (ii) following the BRL Hardy shareholder vote, the Scheme of Arrangement is approved by the Court at the Second Court Hearing. Neither Constellation nor BRL Hardy would vote at the Meeting.

3. The Second Summons to the Court, Advertisement of the Scheme of Arrangement and Lodging of Objections

If the Scheme of Arrangement is passed by BRL Hardy shareholders by the requisite majorities, BRL Hardy will present a second summons to the Court requesting that the Court approve the Scheme of Arrangement (the "Second Summons"). The approval process must be conducted by the Court in accordance with the Corporations Law Rules 2000 (South Australia) (the "Corporations Rules"), which are rules promulgated under the Supreme Court Act 1935 of South Australia and other applicable rules of the Court.

In accordance with Rule 3.4 of the Corporations Rules, BRL Hardy will then be required to advertise the hearing of the Second Summons (the "Second Court Hearing"). The advertisement must be in the form prescribed by the Corporations Rules. It would advise holders of BRL Hardy Shares (including United States shareholders) of their right to appear in support of or lodge objections in opposition of the Scheme of Arrangement (as described below) and would include the expected date of the Second Court Hearing. Constellation expects that the Court will direct that the advertisement be placed in "The Australian" newspaper or some other newspaper with a comparable national circulation. The advertisement must appear in the designated newspapers no less than five days prior to the Second Court Hearing. No express notice of the Second Court Hearing is given to BRL Hardy shareholders. However, the Scheme Booklet which is sent to each of the BRL Hardy shareholders will also contain details of the expected date for the Second Court Hearing and a statement that the approval of the Court at the Second Court Hearing is a pre-condition to the Scheme of Arrangement becoming effective.

Constellation and BRL Hardy anticipate that the expected date of the Second Court Hearing contained in the Scheme Booklet, which will be mailed to holders of BRL Hardy Shares twenty-eight days prior to the Meeting and at least twenty-eight days prior to the date of the Second Court Hearing, will in fact be the actual date of the Second Court Hearing. However, in the event that the actual date of the Second Court Hearing differs from the expected date contained in the Scheme Booklet, BRL Hardy will be required to announce through the ASX the actual date of the Second Court Hearing promptly after such actual date has been determined, and the Scheme Booklet will advise BRL Hardy shareholders of this possibility and the fact that such announcement is required to be made. As a result, the actual date of the Second Court Hearing will be posted on the ASX website. In addition, the Implementation Deed provides that BRL Hardy will post the actual date of the Second Court Hearing on its website promptly after such actual date has been determined. If the actual date of the Second Court Hearing differs from the expected date, Constellation will also mail or cause BRL Hardy to mail to each U.S. holder of BRL Hardy Shares a notice indicating the actual date of the Second Court Hearing.

The prescribed form for the advertisement of the Second Court Hearing referred to above provides that a holder of BRL Hardy Shares wishing to object to the Scheme of Arrangement must file with the Court and serve on BRL Hardy no later than one day prior to the Second Court Hearing a notice of appearance together with an affidavit setting out the grounds of objection. A description of the procedure for objecting to the Scheme of Arrangement will also be included in the Scheme Booklet. If a holder of BRL Hardy Shares does not object in accordance with these procedures, such holder may not have a right to appear at the Second Court Hearing, although the Court in its discretion could, and likely would, permit such a holder to state objections to the Court if the holder made a personal appearance at the Second Court Hearing.

If objections are lodged against the Scheme of Arrangement the objector will then appear in person or by counsel at the Second Court Hearing and his objections will be heard by the Court. BRL Hardy may answer the objections at the Second Court Hearing, in which case the Court will make a determination as to whether or not to approve the Scheme of Arrangement at that hearing. Alternatively, BRL Hardy may request that the Court adjourn the Second Court Hearing to a later date to permit BRL Hardy to answer the objections. In the interests of commercial certainty, BRL Hardy will usually request a short adjournment of a week or less. If the Court determines to adjourn the Second Court Hearing, any holders of BRL Hardy Shares who have lodged objections and are present at the hearing will be made aware of the time of the continued Second Court Hearing. In addition, BRL Hardy will be required to announce through the ASX the time and date of the continued Second Court Hearing. As a result, the actual date of the continued Second Court Hearing will be posted on the ASX website. In addition, the Implementation Deed provides that BRL Hardy will post the date of the continued Second Court Hearing on its website promptly after such date has been determined.

At the Second Court Hearing, the Court would again be advised that if it approves the Scheme of Arrangement, such approval would be relied upon by Constellation for the purpose of qualifying for an exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act with respect to the Constellation Shares.

4. <u>Effectiveness of the Scheme of Arrangement</u>

Pursuant to the provisions of Section 411 of the Corporations Act and subject to the satisfaction of certain other conditions, the Scheme of Arrangement will not become effective and binding unless and until:

(1) the Scheme of Arrangement is approved by the Court at the Second Court Hearing on the basis set out in the attached opinion of Clayton Utz; and

(2) a copy of the Order of the Court approving the Scheme of Arrangement is lodged with ASIC for registration.

Once the Scheme of Arrangement has become effective, it will be binding not only upon those holders of BRL Hardy Shares who voted in favor of the Scheme of Arrangement but upon all holders of the BRL Hardy Shares.

III. Legal Analysis and Discussion

A. Section 3(a)(10)

Section 3(a)(10) of the Securities Act provides an exemption from the registration requirements of the Securities Act for, in relevant part, "... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court ... expressly authorized by law to grant such approval."

In Revised Staff Legal Bulletin No. 3 (October 20, 1999) ("Revised Staff Legal Bulletin No. 3"), the Staff identified the following conditions that must be met before reliance may be made upon the exemption provided in Section 3(a)(10):

1. The securities must be issued in exchange for securities, claims or property interests; they cannot be offered for cash.

2. A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

3. The reviewing court or authorized governmental entity must (a) find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued, and (b) be advised before the hearing that the issuer will rely upon the Section 3(a)(10) exemption based on the court's or authorized governmental entity's approval of the transaction.

4. The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and condition of the transaction.

5. A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

6. The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

7. Adequate notice of the hearing must be given to all those persons.

8. There cannot be any improper impediments to the appearance by those persons at the hearing.

The Scheme of Arrangement would satisfy these conditions, as explained in the following corresponding paragraphs:

1. The Exchange. Under the Scheme of Arrangement, each holder of BRL Hardy Shares will exchange only its BRL Hardy Shares (and no other consideration) for the cash and Constellation Shares offered by Constellation. Accordingly, the exchange satisfies the view of the Staff set forth in Footnote 5 to Revised Staff Legal Bulletin No. 3 that BRL Hardy security holders must exchange predominantly securities for the consideration being offered by the Constellation. Furthermore, the Staff in the past has not recommended enforcement action to the Commission in business combination transactions effected pursuant to Section 3(a)(10) where the consideration offered by the acquiror consisted of cash and securities, but cash constituted a majority of such consideration. See, e.g., BTR plc (available September 5, 1995) (involving a cross-border acquisition where, pursuant to a scheme of arrangement, the target security holders exchanged their securities for a consideration package from the acquiror consisting of cash and acquiror shares, with an alternative permitting target security holders to elect to receive 100% cash) and SC Acquisition Corp. (available July 12, 1996) (involving a merger where, pursuant to Section 25142 of the California Corporations Code, the target security holders exchanged their target securities for a consideration package from the acquiror consisting of 40% of acquiror stock and 60% of cash). See also Ashanti Goldfields Company Limited (available June 19, 2002) (noting that the Staff is not generally concerned with the use of cash by the transferor to sweeten the terms of the exchange).

2. Court Approval. The Staff stated in Section 4.B.4 of Revised Staff Legal Bulletin No. 3 that the term "any court" in Section 3(a)(10) includes a foreign court. And in particular, the Division of Corporation Finance has indicated that a supreme court of a state of Australia is a "court" for purposes of Section 3(a)(10). See, e.g., BTR plc, supra, Ashanti Goldfields Company Limited (available October 17, 1996), Cortecs International Limited (available October 8, 1997) and ForBio Inc. (available September 23, 1998). Therefore, the fact that the judicial proceeding with respect to the Scheme of Arrangement will occur in Australia, and specifically in the Supreme Court of South Australia, rather than in the United States,

should not affect the availability of the Section 3(a)(10) exemption, and the Staff has previously so indicated. See ForBio Inc., supra.

3. Determination of Fairness and Advice of Section 3(a)(10) Reliance. As discussed in the Clayton Utz opinion, under Section 411 of the Corporations Act, the Court will be required to satisfy itself as to the fairness and reasonableness of the Scheme of Arrangement, both procedurally and substantively, with regard to the interests of all holders. The Clayton Utz opinion advises that, in determining whether to exercise its discretion and approve the Scheme of Arrangement, the Court "must be satisfied that the proposal was at least so far fair and reasonable, as that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it." See Re Dorman, Long and Company Limited (1934) Ch. 635, Maugham J., at page 657. In prior no-action letters, the Staff has indicated that this criteria (or equivalent fairness criteria) satisfies the Section 3(a)(10) requirement that a court approve the terms and conditions of the issuance and exchange, after a hearing upon the fairness of such terms and conditions. See, e.g., John Wood Group PLC (available March 1, 2002); Galen Holdings PLC (available August 7, 2000); The Development Bank of Singapore Ltd. (available August 12, 1999); ADC Telecommunications, Inc. (available July 30, 1999); Lason Inc. (available June 7, 1999); Omnicom Group Inc. (available January 28, 1999), The Interpublic Group of Companies Inc., International Public Relations plc (available August 26, 1998); Lucas Industries plc (available August 20, 1996), Global TeleSystems Limited (available June 14, 2001), BTR plc, Ashanti Goldfields Company Limited (available October 17, 1996), Cortecs International Limited and ForBio Inc., supra.

   Pursuant to Section 411 of the Corporations Act, which is based upon, and is similar in all material respects to, Section 425 of the UK Companies Act, the Scheme of Arrangement derives its force from the Court's sanction and not from the approval of the Scheme of Arrangement at the Meeting. Therefore, the Court will take particular care to scrutinize the Scheme of Arrangement before approving it. The Court is not bound to approve the Scheme of Arrangement simply because it has previously made an order for the convening of the Meeting and the Scheme of Arrangement has been passed by the prescribed majorities at that Meeting.

   The Clayton Utz opinion confirms that the Court will be advised (in the manner stated in the Clayton Utz opinion) before the Second Court Hearing that Constellation will rely on the Section 3(a)(10) exemption from the registration requirements of the Securities Act for the issuance of Constellation Shares based upon the Court's approval of the Scheme of Arrangement.

4. Court Hearings. As described in above under Part II, the Scheme of Arrangement will involve two court hearings, at both of which any and all holders of BRL Hardy Shares may appear and be heard. As more fully set forth in the Clayton Utz opinion, the court hearings

will be held before the Court approves the fairness of the terms and conditions of the Scheme of Arrangement.

5. Authorization of Governmental Entity. The First Court Hearing and the Second Court Hearing will be held by a court (i.e., the Supreme Court of South Australia) and not an "other governmental entity." We are advised by Clayton Utz that Section 411 of the Corporations Act authorizes the Supreme Court of South Australia to hold a hearing on the Scheme of Arrangement and to approve the fairness of the terms and conditions of the exchange to the holders of the BRL Hardy Shares.

6. Open Hearing. The First Court Hearing and the Second Court Hearing will be open to attendance by all holders of BRL Hardy Shares (including holders of BRL Hardy Shares in the United States).

7. Notice. The Clayton Utz opinion confirms that the Court will direct that an advertisement regarding the Second Court Hearing (pursuant to which approval of the Court is sought in relation to the Scheme of Arrangement) be placed in a newspaper of national circulation. Notice of the Second Court Hearing will also be published in the Australian Government Gazette. As further described in the Clayton Utz opinion, the advertisements will indicate that the relevant holders may appear at the hearing and may support or oppose the Scheme of Arrangement. A description of the procedure for objecting to the Scheme of Arrangement will also be included in the Scheme Booklet. In addition, the Scheme Booklet, which will contain a time-table of the transaction including the expected date of the Second Court Hearing, will be mailed to holders of BRL Hardy Shares twenty-eight days prior to the Meeting and at least twenty-eight days prior to the date of the Second Court Hearing. Constellation and BRL Hardy anticipate that the expected date of the Second Court Hearing will, in fact, be the actual date of the Second Court Hearing. However, in the event that the actual date of the Second Court Hearing differs from the expected date contained in the Scheme Booklet, BRL Hardy will be required to announce through the ASX notice of the actual date of the Second Court Hearing promptly after such actual date has been determined, and the Scheme Booklet will advise BRL Hardy shareholders of this possibility and the fact that such announcement is required to be made. As a result, the actual date of the Second Court Hearing will be posted on the ASX website. In addition, the Implementation Deed provides that BRL Hardy will post the actual date of the Second Court Hearing on its website promptly after such actual date has been determined. If the actual date of the Second Court Hearing differs from the expected date, Constellation will also mail or cause BRL Hardy to mail to each U.S. holder of BRL Hardy Shares a notice indicating the actual date of the Second Court Hearing. In the event that the Second Court Hearing is continued, the same notification process and procedure will be followed to notify holders of BRL Hardy Shares of the date for the continued Second Court Hearing. While holders of BRL Hardy Shares will not directly receive notice of the First Court Hearing, BRL Hardy will most likely notify the ASX to the effect that it intends to seek directions of the Court under the First Summons

within a certain time period. Accordingly, a BRL Hardy shareholder who wished to appear at the First Court Hearing may do so by finding out the First Court Hearing date from the Court office.

8. No Improper Impediments. There will be no improper impediments to appearance at either the First Court Hearing or Second Court Hearing by any holder of BRL Hardy Shares. As described in the Clayton Utz opinion, both hearings will be open to everyone who is proposed to be issued securities in the exchange and adequate notice will be given to all those persons. Notice is required to be given by anyone wanting to object to the approval of the Scheme of Arrangement no later than one day prior to the Second Court Hearing, consisting of a notice of appearance together with an affidavit setting out the grounds of objection. If a holder of BRL Hardy Shares does not object within this prescribed timeframe, such holder may not have a right to appear at the Second Court Hearing, although the Court in its discretion could, and likely would, permit such a holder to state objections to the Court if the holder made a personal appearance at the Second Court Hearing.

Based upon the foregoing, and relying in part on the Clayton Utz opinion, we are of the opinion that the Scheme of Arrangement may be effected as described above without compliance with the registration requirements of the Securities Act in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act.

B. Resale of Constellation Shares

The Staff has adopted the position that securities issued in Section 3(a)(10) transactions are not "restricted securities" within the meaning of Rule 144(a)(3). See Revised Staff Legal Bulletin No. 3. See, e.g., The Hong Kong and Shanghai Banking Corporation, Ltd. (available January 23, 1991), FirstBancorp, Inc. (available September 16, 1993), EXCEL Limited (available July 2, 1998), Ashanti Goldfields Company Limited (available October 17, 1996), Dalgety plc (available April 15 ,1998), B.A.T. Industries p.l.c. (available May 13, 1998). In addition, the Staff has adopted the position that securities issued in Section 3(a)(10) transactions must be resold by holders in the manner permitted by Rule 145(c) and (d) under the Securities Act if those holders are affiliates of any party to the exchange at the time of the Section 3(a)(10) exempt sale. See Revised Staff Legal Bulletin No. 3, Section 5.

Upon the basis of the foregoing it is our understanding that:

(i) Constellation Shares received under the Scheme of Arrangement will not constitute "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act;

(ii) persons who are not affiliates of Constellation or BRL Hardy before, and are not affiliates of Constellation after the consummation of the Scheme of Arrangement, may sell Constellation Shares received pursuant to the Scheme of

Arrangement without regard to the requirements of Rules 144 and 145(c) and (d) under the Securities Act;

(iii) persons who were affiliates of Constellation or BRL Hardy before, but who are not affiliates of Constellation after the consummation of the Scheme of Arrangement, would, with respect to Constellation Shares received pursuant to the Scheme of Arrangement, be persons described in Rule 145(c) under the Securities Act and would be permitted to sell such Constellation Shares in the manner permitted by Rule 145(d)(1), (2) or (3) under the Securities Act. Such persons would be permitted to sell such Constellation Shares in the manner permitted by Rule 145(d)(1) under the Securities Act without regard to the holding period required by Rule 144(d) under the Securities Act. In computing the holding period of such Constellation Shares for Rule 145(d)(2) or (3), however, such persons would not be permitted to "tack" the holding period of their BRL Hardy Shares; and

(iv) persons who were affiliates of Constellation or BRL Hardy before, and who are affiliates of Constellation after the consummation of the Scheme of Arrangement would be permitted to resell Constellation Shares received pursuant to the Scheme of Arrangement pursuant to Rule 145(d)(1) under the Securities Act without regard to the holding period required by Rule 144(d) under the Securities Act.

We respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Scheme of Arrangement is effected as described above and that the Staff concur with our view that Constellation Shares may be resold as described above.

If you have any questions or desire any additional information regarding the matters discussed in this letter, please call Bernard S. Kramer at (312) 984-7773 or Paul S. Scrivano (212) 547-5538. We respectfully request that you kindly contact either of us prior to the issuance of a written response to the no-action positions requested herein.

In accordance with SEC Release 33-6269, we have enclosed an original and seven copies of this letter. Please acknowledge receipt of the foregoing by stamping and returning the enclosed receipt copy of this letter in the self-addressed, stamped envelope enclosed for that purpose. Thank you very much for your cooperation and consideration in this matter.

Very truly yours,

Paul S. Scrivano

CLAYTON UTZ

Lawyers

Levels 22-35
No.1 O'Connell Street
Sydney NSW 2000
Australia

PO Box H3
Australia Square
Sydney NSW 1215
DX 370 Sydney

Tel +61 2 9353 4000
Fax +61 2 8220 6700
www.claytonutz.com

Sydney · Melbourne
Brisbane · Perth
Canberra · Darwin

Our reference
126/21723614

Partner
R T Halstead

28 January 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON D.C.
USA 20549

Dear Sirs

OPINION

We are Australian counsel to Constellation Brands, Inc. ("Constellation"), and are of opinion as follows:

1. BRL Hardy Limited, CAN 008 273 807 ("**BRL Hardy**") proposes to implement two Schemes of Arrangement ("**Schemes**") pursuant to section 411 of the Corporations Act 2001 (*Commonwealth*) ("**Corporations Act**") under which:

    (a) each ordinary share in the capital of BRL Hardy ("**BRL Hardy Shares**") will be exchanged for:

        (i) cash; or

        (ii) newly issued shares of Constellation class A common stock, par value $0.01 per share ("**Constellation Shares**"); or

        (iii) a combination of cash and Constellation Shares

    (the "**Share Scheme**"); and

    (b) each option to purchase a BRL Hardy Share ("**BRL Hardy Options**") will be cancelled in consideration for cash (the "**Option Scheme**").

    The maximum amount of Constellation Shares that may be issued in exchange for the BRL Hardy Shares will be capped at a number of shares as would be equal to approximately 30% of the value of the aggregate consideration payable by Constellation to holders of BRL Hardy Shares.

    BRL Hardy options will be cancelled for cash only.

    The principal terms of the issuance of the Constellation Shares will be set out in an Explanatory Statement incorporated in a Scheme Booklet (as referred to in paragraph 5 below) which will be sent to holders of BRL Hardy Shares ("**Scheme Members**") and holders of BRL Hardy Options, together with the notices of the Scheme meetings.

2. We are advised that Section 3(a)(10) of the Securities Act exempts from the requirement of registration:

"... any security which is issued in exchange for one or more bona fide outstanding securities, claims, or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court ..."

3. We have been asked to provide an opinion to the Securities and Exchange Commission in relation to the Share Scheme. The questions upon which we are asked to opine are whether:

(a) the Supreme Court of South Australia (the **"Court"**) will hold a hearing on the Summons seeking approval of the Share Scheme;

(b) the Court will approve the fairness of the terms and conditions of the Share Scheme, including the terms and conditions of issuance of the Constellation Shares, before any Constellation Shares are issued under the Share Scheme;

(c) all Scheme Members will receive notification of, and have an opportunity to be heard at, the hearing of the Court held to approve the Share Scheme; and

(d) the Court will be advised prior to the hearing that, if the terms and conditions of the Share Scheme are approved, the Constellation will rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act 1933 (the **"Securities Act"**) by virtue of the Court's approval.

A. Will the Court hold a hearing on the Summons seeking approval of the Share Scheme?

4. Section 411 of the Corporations Act provides for the convening of meetings of Scheme Members (**"Scheme Meeting"**), at the direction of the Court, for the purpose of considering and, if thought fit, agreeing to the Share Scheme. The Court will hold a hearing on a Summons (the **"First Summons"**) seeking directions of the Court in relation to the convening of the necessary Schemes Meeting. In addition, section 411(4)(b) of the Corporations Act requires a hearing to approve the Share Scheme. The procedures followed and the determinations involved in each of these proceedings are described in item B below. Section 411 of the Corporations Act is based on, and is similar in all material respects to, Section 425 of the Companies Act of 1985 of England and Wales.

B. Will the Court approve the fairness of the terms and conditions of the Share Scheme, including the terms and conditions of issuance of the Constellation Shares?

5. Notice of the Scheme Meeting to be held at the direction of the Court must be sent to each Scheme Member at the address of that Scheme Member which appears on the relevant register. In addition to the notice to be given to Scheme Members, the Corporations Act requires that an "Explanatory Statement" and a plan of the Share Scheme (the **"Scheme of Arrangement"**) be sent, together with the notice of meeting, to each Scheme Member. Subsection 412(1) of the Corporations Act requires that:

"Where a meeting is convened under section 411, the [company] shall:

(a) *with every notice convening the meeting that is sent to a creditor or member, send a statement......:*

(i) *explaining the effect of the compromise or arrangement and, in particular, stating any material interests of the directors ...; and*

(ii) *setting out such information as is prescribed and any other information that is material to the making of a decision by a creditor or member whether or not to agree to the compromise or arrangement . . ."*

Usually, as in the present case, the Explanatory Statement, the Scheme of Arrangement, and the notices of meeting are contained in one composite, bound document (the **"Scheme Booklet"**). A copy of the Scheme Booklet is exhibited to an Affidavit made in support of the First Summons seeking directions of the Court in relation to the convening of the necessary Share Scheme meeting.

6. The Scheme Booklet will set out the terms of the Share Scheme and will also contain, among other information:

(a) prescribed statutory and other information;

(b) a report by an Independent Expert as to whether or not, in the Expert's opinion, the Schemes is in the best interests of the Scheme Members;

(c) information on rights attaching to Constellation Shares:

(d) financial and business information relating to Constellation; and

(e) additional information about Constellation.

7. The First Summons seeking directions of the Court in relation to the convening of the necessary Share Scheme meeting will be heard by a "Master" of the Supreme Court of South Australia (which person has the full force and authority of the Court) unless BRL Hardy requests that the matter be heard by a judge. The Scheme Booklet will be presented to the Court for review by the Court at this hearing. The evidence in support of the First Summons, which includes the Scheme Booklet, will have been reviewed, pursuant to a provision of the Corporations Act, by the Australian Securities and Investments Commission (the **"ASIC"**). The ASIC is able to occupy the role of respondent to the application in circumstances where, but for the ASIC's presence, there may be no party before the Court with an interest in the matter other than the proponent of the Share Scheme.

8. The application by way of First Summons is made *ex parte*. Unless any particular point arises it is not the practice of Counsel to read the Scheme Booklet to the Court on the hearing of the First Summons. However, as on all *ex parte* applications, it is the duty of Counsel to draw to the attention of the Court all matters material to the Court's determination of the application. The Explanatory Statement and Scheme of Arrangement will be settled by two Queen's Counsel, who will also appear before the Court.

9. In determining whether to accede to the application to convene meetings, the Court will consider whether the applicant for the order has standing to seek it and whether the requirement in section 411(2) of the Corporations Act, namely that the ASIC has been given notice of the hearing and a reasonable opportunity to examine the proposed scheme and draft explanatory statement, has been satisfied. The Court may refuse to make an order convening meetings if it considers that the proposal is of such a nature that it would not be approved by the Court at the second hearing notwithstanding that it might be approved at the meeting of members of BRL Hardy.

Thus, according to Street CJ in *FT Eastment & Sons Pty Ltd v Metal Roof Decking Supplies Pty Ltd* (1977) 3 ACLR 69 at 72; (1977) CLC 29,608 at 29,610:

[t]he Court will not ordinarily summon a meeting unless the scheme is of such a nature and cast in such terms that, if it achieves the statutory majority at the . . . meeting, the Court would be likely to approve it on the hearing of a petition which is unopposed.

Furthermore, under section 411(1) the Court will approve the "Explanatory Statement" included in the Scheme Booklet prior to despatch to scheme members.

10. The second Court hearing at which the Court's approval will be sought to the Share Scheme is also by way of summons (the **"Second Summons"**). That hearing will be before a Justice of the Supreme Court.

11. Section 411 of the Corporations Act is based upon equivalent provisions in the Companies Act of England and Wales. Accordingly, English decisions on schemes of arrangement form important precedents for Australian courts. The function of the court in exercising its discretion as to whether it should approve a Scheme under an early English equivalent to section 411 of the Corporations Act was stated by Lindley LJ in *Re Alabama, New Orleans, Texas and Pacific Junction Railway Company* [1891] 1 Ch 215 (C.A.), at page 238-239:

"What the Court has to do is to see, first of all, that the provisions of that statute have been complied with; and secondly, that the majority has been acting bona fide. The Court also has to see that the minority is not being overridden by a majority having interests of its own clashing with those of the minority whom they seek to coerce. Further than that, the Court has to look at the scheme and see whether it is one as to which persons acting honestly, and viewing the scheme laid before them in the interests of those whom they represent, take a view which can be reasonably taken by business men. The Court must look at the scheme, and see whether the Act has been complied with, whether the majority are acting bona fide, and whether they are coercing the minority in order to promote interests adverse to those of the class whom they purport to represent; and then see whether the scheme is a reasonable one or whether there is any reasonable objection to it, or such an objection to it as that any reasonable man might say that he could not approve of it."

12. In *Re Dorman, Long and Company Limited* [1934] Ch 635, another English case, Maugham J (at page 657) having reviewed earlier authorities as to the function of the Court in considering the fairness of schemes, formulated the duty as follows:

"The Court must be satisfied that the proposal was at least so far fair and reasonable, as that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it."

This approach and formulation has been adopted by Australian courts.

13. The statements referred to in paragraphs 11 and 12 were made in the context of schemes which were the subject of challenge. Nevertheless, the absence of challenge to a scheme does not obviate the necessity of Counsel to draw to the attention of the Court all matters material to the Court's determination of the application, nor does it relieve the Court of the duty to consider the fairness and reasonableness of the scheme concerned.

14. However, in determining whether or not to approve a scheme, the Court, in the absence of a challenge to a scheme, will generally be guided, although recognising that it will not be bound, by the views of the majority of the class expressed at the Court convened meetings, and will be slow to differ from those views. The approach of the Court was explained by Fry LJ in *Re English Scottish and Australian Chartered Bank* [1893] (C.A.) at page 409:

"If the creditors are acting on sufficient information and with time to consider what they are about, and are acting honestly, they are, I apprehend, much better judges of what is to their commercial advantage than the Court can be. I do not say it is conclusive, because there

might be some blot in a scheme which had passed that had been unobserved and which was pointed out later."

The same approach applies in relation to shareholders' schemes. As stated above, even in the absence of a challenge to a scheme, the Court must still hold a hearing at which it must satisfy itself as to the fairness and reasonableness of the scheme in the terms of the test described in paragraph 12.

15. It is the purpose of the matrix of legislative and regulatory provisions pursuant to which the Scheme Booklet is created and circulated to ensure that Scheme Members will be in a proper position to judge what is to their commercial advantage.

16. In *Re Rancoo* (1995) 13 ACLC 880, the Court considered inter alia the decision in *Re English, Scottish and Australian Chartered Bank* (see supra). In *Re Rancoo* the Court was considering whether to confirm the reconstruction of capital to be implemented by a reduction of capital pursuant to section 195 of the Corporations Act. The Court was of the view that it had no jurisdiction to confirm such a reconstruction if it was not fair. As the Court made plain the principles that govern the jurisdiction to approve a scheme of arrangement are relevantly no different.

17. The Court will consider the terms and conditions of the scheme of arrangement having regard to the matters described in paragraphs 11-16 inclusive before approving the scheme of arrangement. The Court will not approve the scheme of arrangement before the hearing of the Second Summons.

18. In our opinion, as a matter of Australian law, the Court could not approve the Scheme of Arrangement unless it was satisfied as to the fairness and reasonableness of the Scheme of Arrangement both procedurally and substantively.

C. Will all Scheme Members receive notification of, and have an opportunity to be heard at, a hearing of the Court held to approve the Share Scheme?

19. The Share Scheme will involve two Court hearings: the first on the First Summons to convene meetings, and the second Court hearing, on the Second Summons, pursuant to which the approval of the Court is sought in relation to the Share Scheme. The court hearings must be conducted by the Court in accordance with the Corporations Law Rules 2000 (South Australia) (the "Corporations Rules"), which are rules promulgated under the Supreme Court Act 1935 of South Australia and other applicable rules of the Court.

20. Scheme Members will not receive notice of the hearing of the First Summons. However, BRL Hardy will normally have made a statement to the ASX to the effect that it intends to seek directions of the Court under the First Summons in and around a certain time period, for example "in early February". Accordingly, a Scheme Member who wished to appear at the hearing of the First Summons would be able to find out from the Court office when the Court hearing is to occur.

21. In accordance with Rule 3.4 of the Corporations Rules, BRL Hardy is required to advertise the hearing of the Second Summons at which the Court's approval of the Schemes will be sought. The advertisement must be in the form prescribed by the Corporations Rules. We would expect that the Court will direct that the advertisement be placed in "The Australian", newspaper or some other newspaper with comparable national circulation. Notice of the hearing will also be published in the Australian Government Gazette. The prescribed form for the advertisement will set out the time and place for the hearing of the Second Summons and will inform Scheme Members that they may appear at the hearing of the Second Summons and may oppose the making of a Court order approving the Share Scheme. The prescribed form for the advertisement sets out the procedure to be followed by a Scheme Member wishing to

oppose the Scheme. This procedure requires the opposing Scheme Member to file with the Court and to serve on the BRL Hardy no later than 1 day prior to the hearing of the Second Summons notice of appearance and any affidavit which the Scheme Member wishes to rely on.

22. If objections are lodged against the Scheme of Arrangement the objector will then appear in person or by counsel at the Second Court Hearing and his objections will be heard by the Court. BRL Hardy may answer the objections at the Second Court Hearing, in which case the Court will make a determination as to whether or not to approve the Scheme of Arrangement at that hearing. Alternatively, BRL Hardy may request that the Court adjourn the Second Court Hearing to a later date to permit BRL Hardy to answer the objections. In the interests of commercial certainty BRL Hardy will usually request a short adjournment of a week or less. If the Court determines to adjourn the Second Court Hearing, BRL Hardy will be required to announce through the Australian Stock Exchange the time and date of the continued Second Court Hearing.

23. The Court does not require that express notice be given to Scheme Members to appear and be heard on the Second Summons at which the approval of the Court is sought. Nevertheless, every Scheme Member will have the right to attend, be heard and support or oppose the Schemes, at the hearing. The Court will not allow any improper impediments to the right of the Scheme Members to appear and be heard at the hearing.

24. Further, the Scheme Booklet, which is sent to all Scheme Members, contain the following information:

(a) the anticipated date for the second Court hearing;

(b) a statement that, assuming agreement of Scheme Members, it is anticipated that the Court will be asked to approve the Share Scheme on a specified date; and

(c) a statement that the approval of the Court is a precondition for the Share Scheme becoming effective.

If the anticipated date for the hearing set out in the Scheme Booklet is changed for any reason, BRL Hardy will be obliged to announce the new date for the hearing to the Australian Stock Exchange.

25. Scheme Members will know, therefore:

(a) that in order for the Share Scheme to become effective, Court approval will need to obtained; and

(b) the expected date upon which the Court's approval will be obtained.

26. For the above reasons, in our opinion:

(a) the hearing of the Second Summons is a hearing of which notice will be given to all Scheme Members of their right to appear; and

(b) every Scheme Member will have the right to attend, be heard and support or oppose the Share Scheme, at the hearing.

D. Will the court be advised prior to the hearing that if the terms and conditions of the Share Scheme are approved the Constellation will rely on the exemption from registration provided by Section 3(a)(10) of the Securities Act by virtue of the Court's approval?

27. We confirm that the Court will be advised prior to the hearing on the Second Summons that if the terms and conditions of the Share Scheme are approved, Constellation will rely on the exemption from registration provided by Section 3(a)(10) of the Securities Act, by virtue of the Court's approval. There will be a statement to this effect in the Scheme Booklet, and Counsel will draw the attention of the Court to this matter at the hearing of the First Summons, that is, prior to the hearing on the Second Summons.

We hereby authorise McDermott, Will & Emery, United States counsel to Constellation, to rely on this opinion for the purpose of giving their opinion in a "no-action letter" to the U.S. Securities and Exchange Commission, regarding the availability of the exemption in Section 3(a)(10) of the U.S. Securities Act of 1933 to the issuance of the Constellation Shares pursuant to the Schemes relating to the acquisition of BRL Hardy by Constellation.

Yours faithfully
CLAYTON UTZ

Rod Halstead
Partner
9353 4126
rhalstead@claytonutz.com

Contact: **Jonathan Algar**
Special Counsel
9353 4632
jalgar@claytonutz.com